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                             May 18, 2021

       Peter Ingram
       President and Chief Executive Officer
       HAWAIIAN HOLDINGS INC
       3375 Koapaka Street, Suite G-350
       Honolulu, HI 96819

                                                        Re: HAWAIIAN HOLDINGS
INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed on February
12, 2021
                                                            Form 8-K filed on
January 26, 2021
                                                            File No. 001-31443

       Dear Mr. Ingram :

               We have reviewed your April 8, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our
       March 19, 2021 letter.

       Form 8-K filed on January 26, 2021

       Non-GAAP Financial Reconciliation (unaudited)

   1. We have read your response to comment 2. We note that you are using EBITDAR to evaluate your financial
performance. Since this measure eliminates aircraft rent, which is a normal, recurring
cash operating expense necessary to operate your business, it should not be presented as a
measure of overall performance. However, your response appears to indicate you are also
using EBITDAR as a valuation metric. As such, revise to present it solely as a valuation
measure and only for the period being presented and include
                                                        disclosure regarding
the purpose and use of this measure as well as the limitations of its use, including that it
should not be viewed as a measure of overall performance since it excludes aircraft rent.
 Peter Ingram
HAWAIIAN HOLDINGS INC
May 18, 2021
Page 2


        You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Gus
Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePeter Ingram                           Sincerely,
Comapany NameHAWAIIAN HOLDINGS INC
                                                         Division of
Corporation Finance
May 18, 2021 Page 2                                      Office of Energy &
Transportation
FirstName LastName